April 25, 2025
VIA EDGAR SUBMISSION

Christina Chalk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Servotronics, Inc.

PREC14A filed April 22, 2025

Filed by Beaver Hollow Wellness, LLC, et al.

File No. 1-07109

Dear Ms. Chalk:

On behalf of our client, Beaver Hollow Wellness LLC, (“BHW”), we are responding to the comments in respect of the Preliminary Proxy Statement on Schedule 14A filed by BHW on April 22, 2025 (the “Preliminary Proxy Statement”) provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 23, 2025 (the “Comment Letter”). Together with these responses, BHW is concurrently filing with the Commission via EDGAR Amendment No. 1 to BHW’s Preliminary Proxy Statement (“Amendment No. 1”).

BHW’s responses to the Staff’s comments are indicated below, immediately following a restatement of each comment in bold, italicized type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

PREC14A filed April 22, 2025

General

1.

Staff Comment: Given that both soliciting parties are using a universal proxy card that includes the names of all nominees, we do not understand this statement: “We believe that voting on the WHITE universal proxy card provides the best opportunity for shareholders to elect all of BHW's nominees and achieve the best Board composition overall.” This statement appears in the Letter to Stockholders and on page 13 of the proxy statement. Please advise or revise.

BHW Response: BHW has removed the statements in the Letter to Stockholders and on page 13 per the Staff’s comments above.

Brian J. Bocketti | Partner | bbocketti@lippes.com

Ms. Christina Chalk April 25, 2025 Page 2

2.

Staff Comment: You emphasize the “unique and complimentary attributes” of each of your nominees, which you assert will allow them to reverse what you characterize as operational failures at the Company. In this context, briefly explain why you have chosen Ms. Howard as the single Company nominee you do not oppose.

BHW Response: BHW believes that Ms. Howard is the most qualified of the Company nominees to serve as a director due to her extensive manufacturing experience and is truly the only independent director of the Company nominees. The following language was inserted into paragraph 3 on page 9:

“We also believe that of the Company nominees, Karen L. Howard (the “Unopposed Company Nominee”) is most qualified to serve as a director due to her extensive manufacturing experience and is truly the only independent director of the Company nominees. Our support of Ms. Howard is proof of our good faith efforts to maintain some continuity and she will continue to contribute to the diversity of the Board, along with the BHW Nominees.”

3.

Staff Comment: Please revise to provide disclosure concerning each nominee's business experience over the last five years. For each nominee over the relevant time period, provide specific dates and positions held. See Item 7(b) of Schedule 14A and Item 401(c) of Regulation S-K.

BHW Response: BHW has revised the Preliminary Proxy Statement starting on page 9 per the Staff’s comments above.

4.

Staff Comment: Refer to the disclosure in the fourth paragraph in this section on page 13. Since you are not opposed to only a single Company nominee, the references to the plural “directors” in the second sentence may confuse shareholders. Please revise.

BHW Response: BHW has revised this section on page 13 per the Staff’s comments above.

5.	Staff Comment: Please present the names of the dissident nominees in alphabetical order, as you have done for the Company nominees. See Rule 14a-19(e)(4).

BHW Response: BHW has updated the names of the dissident nominees in alphabetical order per the Staff’s comments above.

Ms. Christina Chalk April 25, 2025 Page 3

On behalf of BHW, we hereby confirm BHW’s and its management’s understanding that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the foregoing responses to the Staff’s comments or require additional information, please do not hesitate to contact me at (716) 853-5100 x1278.

Very truly yours,

Brian J. Bocketti